

O/M

SECUR 07008354 SION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC MAIL
RECEIVED
PROCESSING
OCT 3 0 2007
WASH, D.C.
186
SECTION

SEC FILE NUMBER
8- 47871

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 09/01/06 AND ENDING 08/31/07
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FirstEnergy Capital (USA) Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1100, 311 - 6th Avenue SW
(No. and Street)

Calgary (City) Alberta, Canada (State) T2P 3H2 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chandra A. Henry 403-262-0623
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

3100, 111 - 5th Avenue SW (Address) Calgary, (City) Alberta, Canada (State) T2P 5L3 (Zip Code)

PROCESSED
JAN 0 3 2008
THOMSON FINANCIAL

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☑ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

12/28/07

OATH OR AFFIRMATION

I, Chandra A. Henry, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Energy Capital (USA) Corp., as of August 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

nil

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HBK SORCE BROKERAGE LLC

(A Limited Liability Company)

Boardman, Ohio

August 31, 2007 and 2006

FINANCIAL STATEMENTS

Including Independent Auditors' Report



FirstEnergy Capital (USA) Corp.
Statement of Financial Condition
August 31, 2007
US Dollars

Assets

Cash	$	358,761
Investment in Canadian government T-bill, at market		1,283,977
Receivable from customers		1,610,142
Receivable from broker-dealers		4,440,496
	$	7,693,376

Liabilities

Payable to customers	$	4,440,496
Payable to broker-dealers		1,610,142
Due from parent (note 3)		145,370
Subordinated loan from parent (note 4)		764,000
		6,960,008

Shareholder's Equity

Contributed surplus		408,066
Share capital (note 5)		157,500
Retained earnings		167,802
		733,368
	$	7,693,376

The accompanying notes are an integral part of these financial statements.

END